UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS AG

(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms 20-F

and 6-K,

respectively. These reports

are prepared

in accordance

with International

Financial
Reporting Standards

(IFRS). SEC

regulations require

certain additional

disclosures to

be included

in
registration statements relating to offerings of securities.

Certain of these additional disclosures follow
herein, and

should be

read in

conjunction with the

annual report

on Form

20-F for

the year

ended 31
December 2022

of UBS

Group AG

and UBS

AG, filed

with the

SEC on

March 06,

2023, as

well as
UBS AG's

first quarter

2023 report,

submitted to

the SEC

on Form

6-K on

April 27,

2023, and

UBS
AG's second quarter 2023 report, submitted to the SEC on Form 6-K on August 31, 2023.

Capitalization of UBS AG
The

following table

presents

the

consolidated

capitalization

of

UBS AG

in accordance

with International
Financial Reporting Standards (IFRS) in US dollars,

the presentation currency of

UBS AG.
As of
USD m 30.6.23 31.3.23
Debt:
Short-term debt issued
1

76,916

64,336
Long-term debt issued
2

128,130

130,723
Total debt issued

205,046

195,059
of which: Funding from UBS Group AG

63,744

65,352
Equity attributable to UBS AG shareholders

52,922

58,386
Equity attributable to non-controlling interests

352

352
Total capitalization

258,320

253,797
1 Short-term debt issued is composed of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS AG and its subsidiaries and Funding from UBS

Group AG (measured at

amortized cost and designated at

fair value) with a

remaining contractual maturity of

less than one year without

considering any
early redemption features.

2 Long-term debt issued is composed of debt

issued (reflected on the balance sheet lines

Debt issued measured at amortized cost

and Debt issued designated at
fair value) by UBS AG and its subsidiaries and Funding

from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual

maturity of more than one
year without considering any early redemption features.

This Form 6-K is hereby incorporated

by reference into (1) each of

the registration statements of UBS
AG on Form

F-3 (Registration Number

333-263376), and into

each prospectus outstanding under

any
of the

foregoing registration

statements, (2)

any outstanding

offering circular

or similar

document issued
or

authorized

by

UBS

AG

that

incorporates

by

reference

any

Forms

6-K

of

UBS

AG

that

are
incorporated into its

registration statements

filed with the

SEC, and (3)

the base prospectus

of Corporate
Asset

Backed Corporation

(“CABCO”) dated

June 23,

2004 (Registration

Number 333-111572),

the
Form 8-K of CABCO filed

and dated June 23, 2004

(SEC File Number 001-13444),

and the Prospectus
Supplements

relating

to

the

CABCO Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 31, 2023